STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
SEC File Number: 8-16791
December 31, 2019
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Scherman 612-678-5232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey J. Scherman   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Ameriprise Financial Services, Inc.   , as
of December 31   , 20 19   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ameriprise Financial Services, Inc.
Statement of Financial Condition
December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition..3



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Ameriprise Financial Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Ameriprise Financial Services, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2020

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1

Ameriprise Financial Services, Inc.

Statement of Financial Condition
December 31, 2019
(In thousands)

Assets	
Cash and cash equivalents	$ 589,986
Cash segregated under federal and other regulations	8,398
Receivables:	
Fees due from affiliates	109,662
Financial advisors and employees (net of allowance for doubtful accounts of $3,809)	6,731
Distribution fees and other (net of allowance for doubtful accounts of $3,332)	76,478
Secured demand note receivable from Parent	200,000
Goodwill	173,918
Intangibles (net of accumulated amortization of $84,639)	52,086
Prepaid commissions	116,015
Deferred income taxes, net	132,134
Other assets	43,163
Total assets	$1,508,571
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable, accrued expenses and unearned revenue:	
Due to affiliates	$ 154,172
Field force compensation	268,109
Salaries and employee benefits	133,800
Unearned revenue	143,479
Other liabilities	110,742
Total accounts payable, accrued expenses and unearned revenue	810,302
Liabilities subordinated to the claims of general creditors	200,000
Commitments and contingencies (see note 8)	
Total stockholder's equity	498,269
Total liabilities and stockholder's equity	$1,508,571

December 31, 2019

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. was incorporated under the laws of the State of Delaware. Ameriprise Financial Services, Inc. was converted to a limited liability company and changed its name to Ameriprise Financial Services, LLC (the Company), effective January 9, 2020. The Company is a wholly owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly owned subsidiary of Ameriprise Financial, Inc. (AFI, the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business as an introducing broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is a registered investment adviser with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940. The Company is registered as a Commodity Trading Advisor (CTA) with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and SIPC.

The Company clears the majority of transactions with an affiliate, American Enterprise Investment Services, Inc. (AEIS), which under a clearing agreement charges the Company clearing fees on a per trade basis or based on assets under management.

The Company offers financial planning and investment advisory services to retail clients for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations from more than one hundred products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

Revision of Previously Issued Financial Statements

Prior to December 2019, the Company had an agreement with the Parent to settle with cash the change in its deferred federal income taxes on a quarterly basis. In 2019, it was determined that the cash settlements should have been reflected as a capital contribution for cash receipts from the Parent and a dividend for cash payments to the Parent. The deferred federal income taxes should have remained on the Company's statement of financial condition as the related assets and liabilities, primarily field force compensation liabilities, remained on the Company's statement of financial condition. The agreement was terminated in December 2019 and the Company reestablished its deferred federal income taxes. The Company revised the 2018 and 2017 respective financial statement lines to correct the treatment of these transactions and reflect the cumulative amount of cash receipts from and cash payments to the Parent for the settlement of deferred federal income taxes as contributions and dividends, respectively.

The Company has revised the prior year balances as follows:

	Balance at December 31, 2018, as reported	Adjustment	Balance at December 31, 2018, as revised
		(in thousands)	
Stockholder's equity			
Total stockholder's equity	391,290	89,676	480,966

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Cash and cash equivalents: The Company has defined cash and cash equivalents to include money market funds, commercial paper, time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short term nature of the investment.

Cash segregated under federal and other regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers until it is forwarded to affiliates.

Allowance for doubtful accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fees receivable related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectability. The Company also reserves for its unsecured client activity funded by its affiliate, AEIS. The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses.

Goodwill and intangible assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company's goodwill arose from the integration of the introducing operations of Ameriprise Advisor Services, Inc., an affiliated company, on October 5, 2009 and the business combination of IPI on July 1, 2017. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses the discounted cash

flow method. Intangible assets generally represent customer and independent contractor relationships and a tax referral agreement. Intangible assets are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives, using 15 years for customer relationships and tax referral agreements and of approximately 8 years for other intangibles. The Company evaluates the finite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For finite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Prepaid commissions: Commissions paid by the Company to advisors in connection with the sales of financial plans are deferred until the plan is delivered and the corresponding revenue is recognized.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Leases – Recognition of Lease Assets and Liabilities on Balance Sheet

In February 2016, the Financial Accounting Standards Board ("FASB") updated the accounting standards for leases. The update was issued to increase transparency and comparability for the accounting of lease transactions. The standard requires most lease transactions for lessees to be recorded on the balance sheet as lease assets and lease liabilities and both quantitative and qualitative disclosures about leasing arrangements. The standard was effective for interim and annual periods beginning after December 15, 2018. Entities had the option to adopt the standard using a modified retrospective approach at either the beginning of the earliest period presented or as of the date of adoption. As permitted under the new standard, the Company also utilized a practical expedient to not record lease assets and lease liabilities on the balance sheet for all short-term leases that have a term of twelve months or less. The adoption of the standard did not have a material impact on the Company's statement of financial condition. See Note 10 for further disclosure.

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. During the year ended December 31, 2019, the tests did not indicate impairment.

Finite-lived intangible assets acquired for the year ended December 31, 2019 representing the acquisition of advisor and customer relationships were $27,946, with a weighted average amortization period of five years. For the year ended December 31, 2019, the impairment test on finite-lived intangible assets did not indicate impairment.

Finite-lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer and advisor relationships	$ 120,529	$ 75,703	$ 44,826
Tax referral agreement	10,200	8,315	1,885
Non-compete agreements	5,996	621	5,375
December 31, 2018 balance	$ 136,725	$ 84,639	$ 52,086

4. Business Owned Life Insurance

The Company holds cash value life insurance policies as a means of offsetting market fluctuations in certain deferred compensation liabilities. As of December 31, 2019, the cash surrender value, which approximates fair value, of this life insurance was $23,976 and is included in the other assets line in the statement of financial condition.

5. Secured Demand Note Receivable and Subordinated Liabilities

In December 2014, a subordinated loan agreement in the form of a secured demand note was entered into with the Parent.

The borrowing available under the subordination agreement at December 31, 2019, is as follows:

Secured demand note collateral agreement, 0.10 percent, due December 15, 2020 $200,000

The subordinated borrowing with the Parent is available in computing net capital under the SEC's uniform net capital rule. Under the terms of the subordinated loan agreement, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the Company is prohibited from making payments on the subordinated note agreement. The Company has the option to renew the current agreement in one-year increments in perpetuity. Pursuant to the agreement, the Parent must notify the Company on or before the day thirteen months preceding the maturity date if they do not intend to extend the maturity date of the agreement. The Company and the Parent have elected to not terminate the agreement for fiscal year 2020.

At December 31, 2019, the secured demand note was collateralized by securities with an aggregate fair value of $210,574. Based on the character and fair value of the securities collateralizing the secured demand note receivable, the entire $200,000 is available in computing net capital in accordance with the SEC's uniform net capital rule. The securities collateral has been deposited by the Parent in a separate custodial account for the exclusive benefit of the Company. In the event the Company draws on the secured demand note receivable, the maximum payment to the Company in accordance with the terms of the collateral agreement is $200,000 and the stated interest rate adjusts from a standing ten basis points to LIBOR plus 90 basis points. The subordinated loan agreement and the associated secured demand note agreement entered into with the Parent was approved by FINRA prior to the respective effective dates.

6. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market

transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents, Other Assets and Liabilities

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques. The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. Level 1 other assets consist of common stock and ETFs. Level 2 other assets consist of unitary investment trusts (UIT's), debt securities, and real estate investment trusts (REIT's). Level 2 liabilities consist of UIT's, certificates of deposit, debt securities and REITS's. Contingent consideration liabilities consist of earn-outs and/or deferred payments related to the Company's acquisitions. Contingent consideration liabilities are recorded at fair value using the discounted cash flow model under multiple scenarios and one unobservable input (discount rate of 9.0%). Given the use of a significant unobservable input, the fair value of contingent consideration liabilities is classified as Level 3 within the fair value hierarchy.

| | December 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Commercial paper	$ —	$ 588,413	$ —	$ 588,413
Other assets	376	—	—	376
Total assets at fair value	$ 376	$ 588,413	$ —	$ 588,789
Liabilities				
Contingent consideration liability	$ —	$ —	$ 33,083	$ 33,083
Other liabilities	—	54	—	54
Total liabilities at fair value	$ —	$ 54	$ 33,083	$ 33,137

During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during 2019.

The following table provides a summary of changes in Level 3 liabilities measured at fair value on a recurring basis:

	Contingent consideration liability
Balance at January 1, 2019	$ 14,653
Accretion included in earnings	1,260
Issuances	18,060
Settlements	(890)
Balance at December 31, 2019	$ 33,083

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2019 approximate fair value.

Included in receivables from financial advisors and employees on the statements of financial condition are loans receivable from financial advisors. As of December 31, 2019, the carrying value of the loans is $3,873, which approximates fair value. These receivables, not included in the table above, are considered a level 3 fair value.

As of December 31, 2019, the fair value of the secured demand note receivable and the subordinated liability approximate book value of $200,000. This receivable and liability, not included in the table above, are both considered level 2 fair value. As of December 31, 2019, the secured demand note collateral consisted of corporate bonds and agency mortgage-backed securities and is considered level two fair value.

7. Net Capital Provision and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (SEA Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in SEA Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2019, the Company had net capital of $93,853, which was $93,603 in excess of the amount required to be maintained at that date. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company has claimed exemption from SEA Rule 15c3-3 of the SEC under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8. Commitments, Contingencies and other Legal and Regulatory Matters

The Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI), whereby AHI leases office space under non-cancelable escalating operating leases on the Company's behalf.

Contingent consideration liabilities consist of earn-outs and/or deferred payments related to the Company's acquisitions and are recorded in the Other liabilities line on the statement of financial condition.

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company has agreed to indemnify an affiliate, AEIS, for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses. At December 31, 2019, the reserve was $2,548, and is reflected in the other liabilities line in the statement of financial condition. At December 31, 2019, there were no amounts indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that

clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The Company has numerous pending matters which include information requests, exams or inquiries that the Company has received during recent periods regarding certain matters, including: sales and distribution of mutual funds, exchange traded funds, annuities, equity and fixed income securities, real estate investment trusts, insurance products, and financial advice offerings, including managed accounts; supervision of the Company's financial advisors; security of client information; and transaction monitoring systems and controls. The Company has cooperated and will continue to cooperate with the applicable regulators.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when any such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more proceeding could eventually result in adverse judgments, settlements, fines, penalties or other sanctions, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each month.

9. Income Taxes

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2019 are as follows:

	State
Deferred income tax assets:	
Deferred compensation	$ 120,041
Other	16,929
Total deferred income tax assets	136,970
Deferred income tax liabilities:	
Other	4,836
Total deferred income tax liabilities	4,836
Net deferred income tax asset	$ 132,134

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company had a payable to the Parent for current federal income taxes of $4,965 at December 31, 2019. Also, the Company had a payable of $12,976 to the Parent for state income taxes at December 31, 2019. In the statement of financial condition, all of the receivables are included in the fees due from affiliates line and all of the payables are included in the due to affiliates line.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction and various state jurisdictions. In the third quarter of 2019, the federal statutes of limitation closed for the 2014 and 2015 tax years. The Parent's tax returns for 2014 and 2015 are effectively settled except for one issue which was claimed on amended returns filed in the second quarter of 2019. The IRS is currently auditing the Parent's U.S. income tax returns for 2016 and 2017. Ameriprise Financial's or its subsidiaries', including the Company's, state income tax returns are currently under examination by various jurisdictions for years ranging from 2009 through 2017.

10. Related Party Transactions

The Company has a short-term intercompany lease agreement with an affiliate, Ameriprise Holdings, Inc. (AHI). The agreement has a one-year term with no contractual renewal provision and is cancelable by either party with 30 days notice. The Company compensates AHI for the use of property, equipment and similar items that AHI owns or maintains. No lease asset or liability is recorded on the statement of financial condition.

Receivables due from affiliates on the statement of financial condition primarily consist of distribution fees of $67,839, trading concessions of $2,843, marketing support fees of $5,386, deferred income taxes of $2,180, and an insurance recoverable of $16,230 at December 31, 2019.

Payables due to affiliates on the statement of financial condition primarily consist of administrative expenses of $102,719, current income taxes of $17,940, use of property and equipment maintenance for $7,395, cash for affiliated product purchases of $7,955 due to various affiliates for investments in products and clearing charges for $411 at December 31, 2019.

The Company clears the majority of transactions with an affiliated broker, AEIS.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees, including retired field employees. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial Incentive Compensation Plan (incentive plan) and the Parent's Franchise Advisor Deferral Plan. Under these plans, employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

The Company participates in the Parent's Advisor Group Deferral Plan, which was created in April 2009, which allows for employee advisors to receive share-based bonus awards which are subject to future service requirements and forfeitures. The Advisor Group Deferral Plan is an unfunded non-qualified deferred compensation plan under section 409A of the Internal Revenue Code. The Advisor Group Deferral Plan also gives qualifying employee advisors the choice to defer a portion of their base salary or commissions beginning in 2010. This deferral can be in the form of share-based awards or

other investment options. Deferrals are not subject to future service requirements or forfeitures. Awards granted under the Advisor Group Deferral Plan may be settled in cash and/or shares of the Parent's common stock according to the award's terms.

Pursuant to an assignment agreement executed with the Parent, the Company expensed and transferred liabilities associated with the Franchise Advisor Deferred Compensation Plan to the Parent of $90,852 in 2019. The Company transferred $18,108 of net deferred federal income tax assets to the Parent in 2019, of which $17,885 settled in 2019. In connection with this assignment, the Company transferred $4,623 of net deferred state income tax assets to the Parent in 2019, of which $3,862 settled in 2019. The Company had a receivable of $1,403 with the Parent for the current settlement of deferred federal income taxes at December 31, 2019. The Company had a receivable of $777 with the Parent for the current settlement of deferred state income taxes at December 31, 2019.

Effective October 2011, the Company entered into two separate revolving credit agreements with the Parent, each with an interest rate of LIBOR plus 90 basis points, whereby in one the Company can borrow up to $100,000 from the Parent and in the second the Parent can borrow up to $100,000 from the Company. As of December 31, 2019, and for the year ended, there were no draws on these lines of credit.

Effective December 2014, the Company and the Parent entered into a secured demand note collateral and subordinated loan agreement for $200,000 at a stated interest rate of 0.10% due to mature at December 15, 2020 with the option to renew in one-year increments in perpetuity.

The Company recorded capital contributions from the parent of $9,719 and paid dividends to the parent of $458,173 in 2019.

12. Subsequent Events

As of February 26, 2020, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. Other than the Company's conversion to a limited liability company on January 9, 2020, no other events or transactions require disclosure.